UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission file number 0-20562

CUSIP Number: 21868q109

NOTIFICATION OF LATE FILING

(Check One):

[   ] Form 10-K      [   ] Form 11-K      [   ] Form 20-F      [X] Form 10-Q      [   ] Form 10-N-SAR

For Period Ended: February 29, 2000

[   ] Transition Report on Form 10-K        [   ] Transition Report on Form 10-Q        [   ] Transition Report on Form 20-F        [   ] Transition Report on Form 11-K        [   ] Transition Report on Form N-SAR

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: COREL CORPORATION

Former Name If Applicable:

1600 Carling Avenue
Ottawa, Ontario, Canada    KIZ 8R7
(Address of Principal Executive Offices including Zip Code)

Part II - Rules 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]     (a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)

The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As of April 17, 2000 Corel has a new Chief Financial Officer, John Blaine. Mr Blaine joins Corel from Sterling Commerce Inc., where he most recently served as Vice President and Controller in their Dublin, Ohio corporate office. Prior to filing Form 10Q and signing as the Chief Financial Officer for Corel Corporation, Mr. Blaine will require additional time to complete the review of Form 10Q. Corel respectfully requests the extension of time provided for by Rule 12b-25. It is Corel's intention to file the Form 10-Q within the prescribed extension period.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification.

Michael C.J. Cowpland              (613)                    728-0826
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(Name)                           (Area Code)            (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes         [   ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes         [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COREL CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2000

By:	/s/ Michael C.J. Cowpland

Michael Cowpland
Chairman, President, Chief Executive Officer and Director